SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Heritage Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42727J102

(CUSIP Number)

October 4, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 42727J102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Twelve Capital AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,461,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,461,083
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* IA, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 42727J102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Twelve Capital Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,461,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,461,083
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 42727J102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Urs Ramseier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,461,083
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,461,083
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Twelve Capital AG, a Switzerland company limited by shares (“Twelve Capital”), Twelve Capital Holding AG, a Switzerland company limited by shares and the sole shareholder of Twelve Capital (“Twelve Capital Holding”), and Urs Ramseier, the managing partner of Twelve Capital, relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Heritage Insurance Holdings, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Twelve Capital through the accounts of certain private funds and/or accounts managed by Twelve Capital (collectively, the “Twelve Capital Accounts”). Twelve Capital serves as the investment adviser to the Twelve Capital Accounts and may direct the vote and dispose of the 1,461,083 shares of Common Stock held by the Twelve Capital Accounts. As the sole shareholder of Twelve Capital, Twelve Capital Holding may direct the vote and disposition of the 1,461,083 shares of Common Stock held by the Twelve Capital Accounts. As the managing partner of Twelve Capital, Mr. Ramseier may direct the vote and disposition of the 1,461,083 shares of Common Stock held by the Twelve Capital Accounts.

Item 1(a)	Name of Issuer.

Heritage Insurance Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2600 McCormick Drive, Suite 300

Clearwater, Florida 33759

Item 2(a)	Name of Person Filing.

Twelve Capital AG (“Twelve Capital”), Twelve Capital Holding AG (“Twelve Capital Holding”) and Mr. Urs Ramseier.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Twelve Capital AG

Dufourstrasse 101

8008 Zürich

Item 2(c)	Citizenship or Place of Organization.

Twelve Capital is a company limited by shares organized under the laws of Switzerland. Twelve Capital Holding is a company limited by shares organized under the laws of Switzerland. Mr. Ramseier is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

42727J102

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

(a)	Twelve Capital, Twelve Capital Holding and Mr. Ramseier are the beneficial owners of 1,461,083 shares of Common Stock.

(b)	Twelve Capital, Twelve Capital Holding and Mr. Ramseier are the beneficial owners of 5.0% of the outstanding Common Stock. This percentage is determined by dividing 1,461,083 by 29,056,421, the number of shares of Common Stock issued and outstanding as of August 3, 2017, as reported in the Issuer’s Form 10-Q filed on August 9, 2017.

(c)	Twelve Capital, as the investment adviser to the Twelve Capital Accounts, may direct the vote and dispose of the 1,461,083 shares of Common Stock held by the Twelve Capital Accounts. As the sole shareholder of Twelve Capital, Twelve Capital Holding may direct the vote and disposition of the 1,461,083 shares of Common Stock held by the Twelve Capital Accounts. As the managing partner of Twelve Capital, Mr. Ramseier may direct the vote and disposition of the 1,461,083 shares of Common Stock held by the Twelve Capital Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit 99.1

Joint Filing Agreement dated October 17, 2017, by and among Twelve Capital, Twelve Capital Holding and Mr. Ramseier.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2017

TWELVE CAPITAL AG

By:	/s/ Urs Ramseier
Urs Ramseier
Managing Partner

TWELVE CAPITAL HOLDING AG

By:	/s/ Urs Ramseier
Urs Ramseier
Board Member

/s/ Urs Ramseier
Urs Ramseier